# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 12, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

**American Express Credit Account Master Trust**
**File No. 333-179309- CF#27876**

**American Express Receivables Financing Corporation IV LLC**
**File No. 333-179309-01 - CF#27876**

**American Express Receivables Financing Corporation III LLC**
**File No. 333-179309-02 - CF#27876**

**American Express Receivables Financing Corporation II**
**File No. 333-179309-03 - CF#27876**

_____

American Express Credit Account Master Trust, American Express Receivables Financing Corporation IV LLC, American Express Receivables Financing Corporation III LLC, and American Express Receivables Financing Corporation II submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-3 filed on February 2, 2012, as amended.

Based on representations by American Express Credit Account Master Trust, American Express Receivables Financing Corporation IV LLC, American Express Receivables Financing Corporation III LLC, and American Express Receivables Financing Corporation II that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.8.9          through October 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Senior Special Counsel